Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449
KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 15 DATED JANUARY 16, 2013
TO THE PROSPECTUS DATED APRIL 13, 2012

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 13, 2012, as supplemented by supplement no. 1 dated April 13, 2012, supplement no. 6 dated July 25, 2012, supplement no. 7 dated August 13, 2012, supplement no. 8 dated August 16, 2012, supplement no. 9 dated October 24, 2012, supplement no. 10 dated November 6, 2012, supplement no. 11 dated November 8, 2012, supplement no. 12 dated November 9, 2012, supplement no. 13 dated December 17, 2012 and supplement no. 14 dated January 9, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of a 228-unit apartment complex located in Eden Prairie, Minnesota.
Acquisition of Watertower Apartments
On January 15, 2013, we, through an indirect wholly owned subsidiary, KBS Legacy Partners Watertower LLC (the “Owner”), purchased a 228-unit apartment complex (“Watertower Apartments”) from Eden Prairie Watertower LLC. Watertower Apartments is located in Eden Prairie, Minnesota on approximately 5.59 acres of land.
The purchase price of Watertower Apartments was $38.4 million plus closing costs. We funded the acquisition of Watertower Apartments with proceeds from the Watertower Mortgage Loan (defined below) in the amount of $25.0 million and proceeds from this offering.
Watertower Apartments was constructed in 2004 and is currently 94% occupied. Watertower Apartments is comprised of 228 apartment units encompassing 218,710 rentable square feet. Additionally, Watertower Apartments contains two retail spaces encompassing 10,065 rentable square feet, which are both currently leased.
Financing of Watertower Apartments
On January 15, 2013, in connection with the acquisition of Watertower Apartments, the Owner entered into a mortgage agreement for borrowings of $25.0 million evidenced by two promissory notes (collectively, the “Watertower Mortgage Loan”): (i) a $16.7 million promissory note to Fireman's Fund Insurance Company and (ii) an $8.3 million promissory note to Allianz Global Risks US Insurance Company. The Watertower Mortgage Loan matures on February 10, 2018 and bears interest at a fixed rate of 2.46%. Monthly payments are initially interest-only.  Beginning on March 10, 2015, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan term, with the remaining principal balance and all accrued and unpaid interest due at maturity.  The Owner has the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium.  The loan is fully assumable by a subsequent purchaser of Watertower Apartments.
KBS Legacy Partners Properties LLC (“KBSLPP”), our indirect wholly owned subsidiary, is providing a limited guaranty of the Watertower Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Owner is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Owner or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Watertower Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Owner under the Watertower Mortgage Loan.

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